UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

HEAT BIOLOGICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0002 Per Share

(Title of Class of Securities)

42237K 409

(CUSIP Number)

Mr. Jeffrey Wolf

Orion Holdings V, LLC

Seed-One IV, LLC

c/o Heat Biologics, Inc.

627 Davis Drive

Morrisville, North Carolina 27560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K 409                                              13D                                              Page 2 of 8 pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Wolf
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 1,708,023
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 21,255
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,708,023
WITH	10	SHARED DISPOSITIVE POWER 21,256
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,279
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
✓

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14		TYPE OF REPORTING PERSON IN

This filing of Amendment No. 6 to Schedule 13D is being made as a result of Mr. Wolf’s receipt of 246,305 shares of restricted shares of Common Stock and options to purchase 393,761 shares of Common Stock as compensation pursuant to the Company’s equity incentive plan on December 13, 2021. Based on 25,403,519 shares of common stock, par value $0.0002 per share (the “Common Stock”), of Heat Biologics, Inc., a Delaware corporation (the “Company”), outstanding as of December 13, 2021. Mr. Wolf held: (i) 1,094,045 shares of Common Stock directly; and (ii) options and restricted stock units to purchase an aggregate of 635,234 shares that are vested and currently exercisable or exercisable within 60 days of the date hereof and are included in the beneficial ownership of Mr. Wolf. In addition, Orion Holdings V, LLC, a Delaware limited liability company (“Orion”), held 11,025 shares of Common Stock and Seed-One Holdings VI, LLC, a Delaware limited liability company (“Seed-One”), held 10,231 shares of Common Stock. Mr. Wolf serves as the managing member of both Orion and Seed-One. Mr. Wolf is deemed to beneficially own the shares held by such entities as in his role as the managing member he has the control over the voting and disposition of any shares held by these entities.

These shares of Common Stock do not include 3,781 shares of Common Stock beneficially owned by Mr. Wolf’s children’s trust, of which Mr. Wolf is not the trustee. Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a–1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”)) that he may have in such entities. Also, does not include options to purchase Common Stock that do not vest within 60 days of the date of this filing.

In addition, if the market capitalization of the Company is in excess of $500 million for at least fifteen consecutive trading days, then Mr. Wolf will be entitled to receive additional restricted stock or a stock option equal to 2% of the then outstanding shares of Common Stock. Mr. Wolf possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him, Orion and Seed-One.  As a result of the foregoing, as of the filing date of this Amendment No. 6, Mr. Wolf is deemed to beneficially own an aggregate of 1,729,279 shares of Common Stock, or 6.6% of the outstanding shares of Common Stock.

CUSIP No. 42237K 409                                              13D                                          Page 3 of 8 pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Orion Holdings V, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,025*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0*
WITH	10	SHARED DISPOSITIVE POWER 11,025*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,025*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

*Based on 25,403,519 shares of Common Stock outstanding as of December 13, 2021.  As of the filing date of this Amendment No. 6, Orion is deemed to beneficially own 11,025 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

CUSIP No. 42237K 409                                              13D                                              Page 4 of 8 pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Seed-One Holdings VI, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,231*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0*
WITH	10	SHARED DISPOSITIVE POWER 10,231*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,231*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% *
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

*Based on 25,403,519 shares of Common Stock outstanding as of December 13, 2021.  As of the filing date of this Amendment No. 6, Seed-One held 10,231 shares of Common Stock.  Or less than 1%of the outstanding shares of Common Stock.

CUSIP No. 42237K 409                                              13D                               Page 5 of 8 pages

Item 1. Security and Issuer.

This Amendment No. 6 (this “Amendment No. 6”) amends the Schedule 13D, dated July 29, 2013 (the “Original 13D”), Amendment No. 1 to the Original 13D, dated February 9, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated March 7, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated April 27, 2017 (“Amendment No. 3”), Amendment No. 4 to the Original 13 D, dated January 2, 2020 (“Amendment No. 4”), and Amendment No. 5 to the Original 13D, dated January 4, 2021 (“Amendment No. 5”) , each filed by Mr. Wolf, Orion, and Seed-One.  Mr. Wolf, Orion and Seed-One are collectively referred to as the “Reporting Persons”). Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, or Amendment No. 4 or Amendment No. 5

The class of equity securities to which this Amendment No. 6 relates is the Common Stock, of Heat Biologics, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 627 Davis Drive, Morrisville, North Carolina 27560.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

Mr. Wolf is the managing member of Orion and Seed-One. The address of the principal business office of Mr. Wolf and each of Orion and Seed-One is c/o Heat Biologics, Inc., 627 Davis Drive Morrisville, North Carolina 27560. The present principal occupation of Mr. Wolf is President and Chief Executive Officer of the Company.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Wolf is a citizen of the United States of America. Orion and Seed-One are each a limited liability company organized under the laws of the State of Delaware.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

As described more fully under Item 5 below, Mr. Wolf received 246,305 shares of restricted Common Stock and options to purchase 393,761 shares of Common Stock as compensation on December 13, 2021.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

This filing of Amendment No. 6 to Schedule 13D is being made as a result of Mr. Wolf’s receipt of 246,305 shares of restricted Common Stock and options to purchase 393,761 shares of Common Stock as compensation on December 13, 2021 pursuant to the Company’s equity incentive plan. The shares of restricted Common Stock vest as follows: 50% vest immediately, and the remaining 50% vest and are no longer subject to forfeiture on January 1, 2022, subject to Mr. Wolf’s continuous service to the Company on each applicable vesting date. The restricted Common Stock was issued pursuant to the terms of an amended and restated restricted stock agreement that was entered into between the Company and Mr. Wolf, the form of which is incorporated by reference hereto and attached hereto as Exhibit 2. The amended and restated restricted stock agreement provides that sales or transfers made after the grant date are subject to the right of the Company to buy back the stock at any time that the holder desires to sell the restricted stock at a price equal to the lower of the closing price per share and 10 times the closing price per share on the date of grant.

CUSIP No. 42237K 409                                              13D                                              Page 6 of 8 pages

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, the aggregate number and percentage of shares of Common Stock deemed beneficially owned by the Reporting Persons (based on 25,403,519 shares of Common Stock outstanding as of December 13, 2021, including the restricted shares of Common Stock issued as compensation to Mr. Wolf in December 2021) are as follows:

(a)	shares of Common Stock deemed beneficially owned:	Percent of class of shares of Common Stock:
	(i) Mr. Wolf: 1,708,023*	6.6%
	(ii) Orion: 11,025*	Less than 1%
	(iii) Seed-One: 10,231*	Less than 1%

(b)	Number of shares of Common Stock as to which Mr. Wolf has:
(i) Sole power to vote or to direct the vote: 1,708,023*
(ii) Shared power to vote or to direct the vote: 21,256*
(iii) Sole power to dispose or to direct the disposition of: 1,708,023*
(iv) Shared power to dispose or to direct the disposition of: 21,256*

Number of shares of Common Stock as to which Orion has:
(i) Sole power to vote or to direct the vote: 0*
(ii) Shared power to vote or to direct the vote: 11,025*
(iii) Sole power to dispose or to direct the disposition of: 0*
(iv) Shared power to dispose or to direct the disposition of: 11,025*

Number of shares of Common Stock as to which Seed-One has:
(i) Sole power to vote or to direct the vote: 0*
(ii) Shared power to vote or to direct the vote: 10,231*
(iii) Sole power to dispose or to direct the disposition of: 0*
(iv) Shared power to dispose or to direct the disposition of: 10,231*

———————

*	Based on 25,403,519 shares of Common Stock outstanding as of December 13, 2021. Does not include 3,781 Common Shares beneficially owned by Mr. Wolf’s children’s trust, of which Mr. Wolf is not the trustee. Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a–1(a)(2) promulgated under the Act) that he may have in such entities. In addition, if the market capitalization of the Company is in excess of $500 million for at least fifteen consecutive trading days, then Mr. Wolf will be entitled to receive additional restricted stock or a stock option equal to 2% of the then outstanding Common Shares. Also, does not include options to purchase Common Shares that do not vest within 60 days of the date of this filing.

CUSIP No. 42237K 409                                              13D                                Page 7 of 8 pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Except as otherwise set forth in Amendment No. 6 to this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between the Reporting Persons and any other person or entity.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Form of Amended and Restated Restricted Stock Agreement (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2021 (File No. 001-35994)).

CUSIP No. 42237K 409                                              13D                               Page 8 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2021

/s/ Jeffrey Wolf
Jeffrey Wolf

ORION HOLDINGS V, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member

Transactions by the Reporting Person During the Past Sixty Days

*	As disclosed in this Amendment No. 6 to Schedule 13D, on December 13, 2021, Mr. Wolf was issued options to purchase 393,761 shares of common stock and 246,305 shares of restricted common stock as compensation pursuant to the Company’s equity incentive plan.